

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 15, 2010

Mr. Qingqing Wu
Chief Executive Officer
11/F., Xiamen Guanyin Shan International Commercial Operation Centre, A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People's Republic of China
(86592) 2345999

> **RE:** **Vlov, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-163803**
> **Filed December 17, 2009**
> **Form 10-K For Fiscal Year Ended November 30, 2008**
> **File No. 000-53155**

Dear Mr. Wu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, filed December 17, 2009

General

1.   We note that the prospectus includes 174,500 shares of common stock issued in connection with a bridge financing related to your February 13, 2009 share exchange transaction with Peng Xiang Peng Fei Investments, Limited ("PXPF").

Please tell us the terms of this bridge financing agreement and how you considered its impact on your pro forma financial statements filed with your February 13, 2009 and May 4, 2009 Forms 8-K. Also tell us if there is any continuing impact of this agreement that is recorded in your September 30, 2009 consolidated financial statements and, if so, tell us the line item(s) where it is recorded.

2.   We note your preferred shares and common shares financing transactions disclosed on pages 31-33. We believe that disclosure of pro forma information for these transactions would be material to investors and should be presented pursuant to Rule 8-05 of Regulation S-X. Please revise to provide pro forma information for these transactions and consider the guidance in Article 11 of Regulation S-X when preparing this information.

Prospectus Summary, page 1

3.   We note that you conduct your business through contractual arrangements with Yinglin Jinduren and that you consolidate Yinglin Jinduren's results. Please revise here and Business to clarify the material terms governing your relationship with Yinglin Jinderen. For example, although it appears quarterly income from Yinglin Jinderen is transferred to you, it is unclear what would happen if Yinglin Jinderen experienced net losses. It is also unclear what financial support you have given, or are obligated to give under your arrangement with Yinglin Jinduren, and what assets or activities, if any, you have outside this relationship.

Risk Factors, page 3

4.   Please expand upon your risk factor "Our business could suffer from the financial instability of our distributors" to address the impact a distributor's financial instability could have on its orders with you and the impact this would have on your revenues.

5.   On page six you indicate that your three largest distributors accounted for 43% of your sales. Footnote 12 to your financial statements for this period indicates two additional customers accounting for over 10% of your sales each. It is unclear why this risk factor presents the top three customers instead of the top five. Please advise or revise.

6.   Please update your page seven risk factor "We will be required to evaluate our internal controls …" In this regard it appears appropriate to discuss the challenges of implementing controls for an operating company when the internal controls likely had been geared towards the business of a shell company.

7.   We note the reference on page 8 to the advice of your PRC counsel. Similarly on page 29 you indicate that your contractual arrangements with Yinglin Jinduren "constitute valid and binding obligations."   It is unclear whether these statements are covered by an opinion of counsel. If so, please file the opinion and consent or advise.

8.   We note your statement on page 11 that "a significant portion of your financial assets are denominated in U.S. dollars." Please revise, here and potentially in your Management's Discussion and Analysis, to clarify the amount of U.S. denominated currency you have, and where it is located.

Selling Security Holders, page 14

9.   We note your statement on page 14 that except as indicated in the footnotes no selling shareholder is a registered broker-dealer or affiliate of a broker dealer. It was unclear whether any selling shareholder was identified in the footnotes. Please revise to clarify whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. If not, state so.

10.   With a view to disclosure, please advise us if Gilford Securities is a broker dealer or affiliate of a broker dealer. We also note the statement on page 27 that "any broker-dealers or agents that are involved in selling the shares may be deemed to be 'underwriters.'" We may have further comment.

Plan of Distribution, page 27

11.   Please revise to provide a brief background discussion of the three financing transactions covered by this resale registration statement and identify the parties and material terms of the transactions.

Business, page 28

12.   Please revise your discussion under History and Corporate Structure to briefly describe your status prior to the February 13, 2009 share exchange agreement. Also, revise to indicate the total number of your shares outstanding immediately prior to the issuance of the exchange shares as well as the names of your control person(s) at that time. In this regard we note your Schedule 14F-1 filed on September 9, 2008 indicating that MMH Group, LLC acquired approximately 91% of your shares pursuant to an agreement dated August 1, 2008.

13.   Please revise to briefly address if and why you are required to conduct your operations through contractual relationships instead of owning equity interests in the operating entities.

14.   Please revise to clarify how you generate revenues and incur expenses. In this regard, it is unclear to what extent Yinglin Jinduren manufactures and distributes products, or whether third parties conduct a significant amount of these operations.

15.   We note the references on page 30 to pledged shares and an option agreement for the benefit of Korea Jinduren, a non-PRC entity. We also note the qualification "to the extent permitted by Chinese law." It is unclear to what extent you or your subsidiary would be able to acquire securities or vote them in light of restrictions on foreign ownership. Please revise to clarify any uncertainty involved in your ability to act on contractual provisions that could transfer shares or options to you.

16.   We note the description of the consulting services agreement on page 29 that provides you the ability to receive the net income of Yinglin Jinduren. It was unclear how net income was calculated pursuant to this agreement or how you monitor compliance with this provision and resolve disputes related to it. Please revise or advise.

17.   Please revise your discussion under Government Regulations to tailor it to your business and explain the impact such regulations have on your business. For example, on page 38 you indicate that revised M&A Regulations require certain classes of companies to obtain government approval prior to trading or listing their securities on an overseas exchange without clarify how the regulation applies to you and what it means for investors.

18.   Either here or in an appropriate section, please provide all of the disclosure set forth in Item 101(g) of Regulation S-K since your officers and directors reside within China.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

19.   In reviewing your discussion, it is unclear how management evaluates the business and its financial results. Accordingly, we ask you to consider providing a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For example, how have recent economic events impacted your business and customers? For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

20.   In addition, your discussion of the results of operations does not go into much detail and it is difficult to understand the trends and events that have impacted the company's operations. Additional discussion is warranted. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results. Please revise or advise.

21.   We note statements in the first risk factor on page three indicating that in China you "have experienced a slowdown in customer traffic and a highly promotional environment where retailers compete fiercely for dwindling business" and that customers have responded to uncertainty by reducing inventories and cancelling orders. It appears that these trends and the impact that they have had on your results should be discussed in your Management's Discussion and Analysis. Please advise or revise.

Results of Operations, page 43

22.   On page 47 you indicate that you modified your focus from outsourcing to OEM manufacturing. It was unclear what you mean by this statement and the reference to OEM. Please revise.

Liquidity and Capital Resources, page 49

23.   Please revise to disclose your cash balance as of the most recent practicable date.

24.   On page 49 you indicate that you paid dividends to the private shareholders in connection with the exchange transaction. To the extent material, please revise to disclose the value of these dividend payments for all required periods.

Contractual Obligations and Off-Balance Sheet Arrangements, page 50

25.   We note your statement on page 30 that under the operating agreement you agreed to "guarantee the performance of Yinglin Jinduren under any agreements or arrangements relating to [its] business arrangements with any third party." Please tell us how you considered Item 303(a)(4) of Regulation S-K in determining whether this guarantee represents an off-balance sheet arrangement that has or is reasonably likely to have a current or future effect on your financial condition and revise your discussion and analysis accordingly to address the current scope of these guarantees and your potential obligations.

26.   We note on page 40 that your Xiamen office property lease agreement has monthly lease payments of RMB 39,902 and expires on October 8, 2012. Please revise your contractual obligations table to also include this lease or explain to us why you do not believe such disclosure is required. Also revise your Lease Commitments footnote on pages F-12 and F-27, accordingly.

Section 16(a) of the Exchange Act, page 53

27.   Please revise your disclosure to include information for 10% security holders.

Executive Compensation, page 53

28.   As necessary, please update your disclosure responsive to Item 402(m) of Regulation S-K to reflect 2009.

29.   We note the reference in footnote one on page 53 that Mr. Wu's compensation was paid by Yinglin Jinduren. Please revise your discussion of executive compensation to include any and all direct or indirect compensation paid to your named executive officers.

Certain Relationships and Related Party Transactions, page 56

30.   Please revise to identify and provide the Item 404 disclosure for related transactions. For example, you do not address the contractual arrangements between Korea Jinduren and Yinglin Jinduren, for which Mr. Zheng serves as the Chief Financial Officer and of which Mr. Wu is a director and founder. We also note references to a license agreement with Mr. Wu. Please revise to identify all related transactions, disclose the material terms, and explain the basis on which the person is a related person.

31.   We note the disclosure about the bridge loan financing agreement on June 11, 2008 between Korea Jinduren, Pope Investments, Ancora Greater China Fund and MMH Group LLC. Please revise to address all material terms associated with this financing. In this regard, it is unclear if these entities had or subsequently acquired your securities apart from the 174,500 received as part of the bridge financing. We also note disclosure in your Schedule 14F-1 filed on September 9 2008 suggesting that MMH Group, LLC entered into an agreement on August 1, 2008 to acquire 10,000,000 shares of your stock (approximately 91%) from Bradley Miller and then resold such shares to Ancora Greater China Fund and Pope Investments. It is also unclear if Michael Hayden is affiliated with MMH Group LLC. Please advise us if these persons are promoters. We may have further comment.

32. Also, we note the $440,000 in proceeds from debt financing disclosed on page F-4 regarding the nine month period ended September 30, 2009. However, you also disclose bridge financing of $550,000. Please revise or advise.

33. Please revise to disclose the natural persons who are the controlling equity owners of Yinglin Jinduren.

34. We note the bridge loan and financing agreement that Korea Jinduren entered into on June 11, 2008 and, that the bridge loan was repaid in full on October 28, 2009. Please tell us what line item this loan is recorded in on your December 31, 2008 and September 30, 2009 consolidated balance sheets. If the loan is not recorded at December 31, 2008 and September 30, 2009, please explain to us why it is not recorded.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 59

35. It appears to us that the certain stock prices in your quarterly high and low bid information table have not been adjusted to reflect the 1-for-100 reverse stock split effected January 12, 2009. Please revise as necessary or explain to us why you believe a revision is not required.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 60

36. Please revise the disclosure in this section to provide more condensed summary disclosure of the material provisions of the Nevada statutes and your bylaws.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements (unaudited), page F-4

1. Organization, page F-4

37. We note that contractual arrangements obligate Korea Jinduren to absorb a majority of the risk of loss from the activities of Yinglin Jinduren, a VIE, and you disclose on page 1 that you consolidate Yinglin Jinduren's results, assets and liabilities in your financial statements because you are the primary beneficiary. Please provide us with your analysis of FASB ASC 810 (FIN 46R), which supports your conclusion that you satisfy the consolidation requirements under these contractual arrangements. At a minimum, your analysis should:

      a. Identify which of the conditions in FASB ASC 810-10-15-14 (paragraph 5 of FIN 46R) that Yinglin Jinduren meets and include the basis to support your determination;

      b. Explain how you determined that you have a variable interest in Yinglin Jinduren, as defined in the FASB ASC Master Glossary (paragraph 2(c) of FIN 46R);

      c. Include your calculation that demonstrates the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders, pursuant to FASB ASC 810-10-25-45 and 25-46 (paragraphs 9 and 10 of FIN 46R); and

      d. Include your calculation that demonstrates you will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual return, or both, to support your conclusion that you are the primary beneficiary pursuant to FASB ASC 810-10-25-38 (paragraph 14). Refer to the illustrations in FASB ASC 810-10-55-42 to 55-49 (Appendix A of FIN 46R).

38. We note that the legal ownership of Yinglin Jinduren is not held by the Company or one of its subsidiaries. Please tell us who owns Yinglin Jinduren and explain to us how you considered FASB ASC 810-10-45 in presenting noncontrolling interests in your financial statements. In your response, describe to us the rights and privileges of the equity holders of Yinglin Jinduren.

39. We note on page F-19 that, during the term of the agreement, Yinglin Jinduren shall pay to Korea Jinduren a consulting services fee each quarter, equal to all of Yinglin Jinduren's net income for such quarter. Please tell us what would occur under the Consulting Services Agreement in the event that Yinglin Jinduren incurs a quarterly net loss.

2. Summary of Significant Accounting Policies, page F-5

(c) Revenue Recognition, page F-5

40.   We note on page 36 that the majority of your products are made by contract factories that ship finished goods directly to your distributors after final quality inspections and, as a result, you experienced a significant drop in inventory of finished goods beginning in September 2008. Please tell us if you report revenue from the sale of such products on a gross or net basis, pursuant to FASB ASC 605-45 (EITF 99-19), and provide us with your analysis of each factor or indicator you considered to arrive at your conclusion. Also revise to separately disclose your revenue recognition policy for products made by contract factories that ship finished goods directly to your distributors after final quality inspections.

41.   We note that you recognize revenue when goods are delivered. Please clarify whether delivery occurs upon transfer to the distributor or to the end-user. If delivery occurs upon transfer to the distributor, explain to us how that satisfied the delivery criterion within SAB Topic 13:A.1. Tell us the amount of sales returns that you have accepted during 2009, 2008, and 2007.

7. Related Party Transactions, page F-11

42.   We note on page 36 that you have licensed four trademarks from your CEO, Mr. Qingqing Wu. Please advise us of the following with respect to the terms of the trademark license agreements with your CEO:

       a. Tell us whether you have paid or will pay any consideration for these agreements and, if so, the amount paid or to be paid;

       b. Tell us whether you have any contractual obligations, such as minimum royalty payments that are due under the agreements and, if so, revise to disclose pursuant to Item 303(a)(5) of Regulation S-K; and

       c. Tell us if you reasonably expect there will be any future material favorable or unfavorable impact on your income from continuing operations pursuant to the terms of the trademark license agreements and, if so, revise to disclose such impact pursuant to Item 303(a)(3)(ii) of Regulation S-K.

8. Income Taxes, page F-11

43.   We note that your income tax provision for the nine months ended September 30, 2009 included an additional income tax for the year ended 2008 because of a change in management's estimate of the tax liability for 2008 based on information that became available during 2009. Please tell us the amount you

recorded as additional income tax recorded for the year ended 2008 in your income tax provision for the nine months ended September 30, 2009. Also tell us what information became available during 2009 that caused a change in management's estimate of the tax liability for 2008, and further explain to us the reasons you recorded the additional income tax.

16. Subsequent Events, page F-13

44. Please tell us how you considered the preferred shares and common shares financing transactions disclosed on pages 31-33 in disclosing subsequent events.

Report of Independent Registered Public Accounting Firm, page F-14

45. We note that your auditors are located in California. It appears that all of your assets, liabilities, revenues and expenses relate to operations located in the People's Republic of China (PRC). Please tell us how the audit of the operations in the PRC, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

   a. Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

   b. Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the PRC.

Consolidated Financial Statements of Peng Xiang Peng Fei Investments Limited, page F-15

46. It appears that the historical stockholders' equity of Peng Xiang Peng Fei Investments Limited ("PXPF") for 2008 and 2007 do not reflect a retroactive change in capitalization as a result of the recapitalization described on page F-5. In this regard, the historical stockholders' equity of the accounting acquirer PXPF prior to the reverse acquisition would be using the exchange ratio to reflect the equivalent number of shares received in the acquisition, just prior to the acquisition, while also adjusting common stock and additional paid-in capital for any difference in par value of the stock.

47. In light of the recasting of the PXPF historical stockholders' equity, tell us how your auditors dated its audit opinion.

Part II

Exhibits

48. Please revise to file the agreements related to your February 13, 2009 and June 11, 2008 bridge financings, as well as the trademark and license agreements referenced on page 36, or advise.

49. Schedule 4.6 to Exhibit 2.1 included with the Form 8-K filed February 13, 2009 makes reference to several security purchase agreements entered into by the company. We were unable to locate these agreements. Please advise. Also, please expand your response to Item 15 to more fully address these sales.

Undertakings

50. Please revise to provide the undertakings requested by Item 512 of Regulation S-K. Please note that these should be tailored to your offering and provided in exact form.

Form 10-Q, for the three months ended March 31, 2009

Item 4T., page 9

51. We note your statement on page 10 that there were no changes in your internal controls during the quarter ended March 31, 2009 that had materially affected or was reasonably likely to materially affect your internal controls over financial reporting. We further note that, prior to this Form 10-Q, the company was a shell company with no operations and different management. Please advise us what consideration management gave to its changed circumstances in making this statement.

Form 10-K for the year ended November 30, 2008

52. The cover page to your Form 10-K indicates that you are not required to file reports pursuant to Section 13 or 15(d). We note the company filed a Form 8-A on April 7, 2008 to register its shares under Section 12(g). Please advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc.   Kevin K. Leung
       (310) 208-1154